Filed Pursuant to Rule 433
Registration No. 333-155665
April 6, 2009
CONAGRA FOODS, INC.
Pricing Term Sheet

	5.875% Senior Notes due 2014	7.000% Senior Notes due 2019

Issuer:	ConAgra Foods, Inc.

Size:	$500,000,000	$500,000,000

Maturity:	April 15, 2014	April 15, 2019

Coupon (Interest Rate):	5.875%	7.000%

Yield to Maturity:	5.885%	7.057%

Spread to Benchmark Treasury:	+ 400 bps	+ 412.5 bps

Benchmark Treasury:	UST 1.750% due March 31, 2014	UST 2.750% due February 15, 2019

Benchmark Treasury Yield:	1.885%	2.932%

Interest Payment Dates:	April 15 and October 15, commencing October 15, 2009

Make-Whole Call:	T + 50 bps	T + 50 bps

Price to Public:	99.957%	99.596%

Trade Date:	April 6, 2009

Settlement Date:	April 14, 2009

CUSIP:	205887BE1	205887BF8

Anticipated Ratings:	Baa2 (stable outlook) by Moody’s Investors Service, Inc. BBB (stable outlook) by Standard & Poor’s Ratings Services BBB (stable outlook) by Fitch Ratings

Use of Proceeds:	ConAgra Foods expects to receive net proceeds (after deducting underwriting discounts but before deducting expenses of the offering) of $991,515,000 from this offering. It intends to use the net proceeds from the offering to purchase up to $600 million aggregate principal amount of three series of its outstanding senior notes in cash tender offers that it commenced today and the repayment of other debt, as well as other general corporate purposes, which may include contributions to its pension plans. If the tender offers are not completed, ConAgra Foods intends to use the net proceeds for such general corporate purposes. ConAgra Foods may, in its sole discretion, increase the aggregate principal amount of senior notes it offers to repurchase in the tender offers.

Joint Book-Running Managers	Banc of America Securities LLC, J.P. Morgan Securities Inc.

Co-Managers	BNP Paribas Securities Corp., Morgan Stanley & Co. Incorporated, RBS Securities Inc., Wachovia Capital Markets, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 212-834-4533 or Banc of America Securities LLC toll-free at 1-800-294-1322.
Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.

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